HIP ENERGY CORPORATION

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that the consolidated interim financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of consolidated interim financial statements by an entity’s auditor.

HIP ENERGY CORPORATION
(A Development Stage Company)

Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

February 28, 2010

HIP Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	February 28,	November 30,
	2010	2009
	$	$
	(Unaudited)	(Audited)

ASSETS
Current Assets
Cash	7,252	12,229
GST recoverable	1,737	1,359
Total Assets	8,989	13,588

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities	25,015	46,707
Advance payable (Note 2)	90,000	65,000
Total Liabilities	115,015	111,707
Stockholders’ Deficiency
Capital Stock (Note 3)
Authorized: unlimited common shares, without par value unlimited preferred shares, without par value
Issued: 6,211,660 common shares (November 30, 2009 – 6,211,660)	4,337,789	4,337,789
Contributed Surplus (Note 5)	11,250	10,000
Deficit Accumulated During the Development Stage	(4,455,065)	(4,445,908)
Total Stockholders’ Deficiency	(106,026)	(98,119)
Total Liabilities and Stockholders’ Deficiency	8,989	13,588
Nature of operations and ability to continue as a going concern (Note 1)
Subsequent events (Note 7)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Interim Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Accumulated from
	June 22, 1983
	(Date of Inception)	Three Months Ended
	to February 28,	February 28,	February 28,
	2010	2010	2009
	$	$	$

EXPENSES
Amortization	2,095	–	–
Bad debts	248	–	–
Bank charges and interest	64,696	139	130
Consulting and secretarial	205,016	–	–
Finders’ fees	180,727	–	–
Foreign exchange (gain) loss	(1,633)	(2)	1
Management fees (Note 2(a))	347,281	500	500
Mineral property expenses	54,541	–	–
Office and miscellaneous	162,079	268	645
Professional fees (Note 2(b))	926,204	6,998	6,435
Shareholder information	92,944	–	–
Transfer agent and regulatory fees	182,303	1,254	1,117
Travel and promotion	78,032	–	–
Write-down of mineral property	1,456,807	–	–

	3,751,340	9,157	8,828

OTHER ITEMS
Interest income	(25,440)	–	–
Gain on settlement of debt	(1,303)	–	–
Gain on option	(1,187,500)	–	–
Loss on sale of computer equipment	344	–	–
Loss on sale of long-term investment	630,397	–	–
Write-down of advances to affiliate	637,768	–	–
Write-down of long-tem investment	649,459	–	–

	703,725	–	–

Net Loss and Comprehensive Loss for the Period	(4,455,065)	(9,157)	(8,828)

Net Loss Per Share – Basic and Diluted		(0.00)	(0.01)

Weighted Average Number of Shares Outstanding		6,212,000	1,212,000

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Accumulated from
	June 22, 1983
	(Date of Inception)		Three Months Ended
	to February 28,		February 28,		February 28,
	2010		2010		2009
	$		$		$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,455,065)		(9,157)		(8,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095		–		–
Bad debts	248		–		–
Donated rent and services	11,250		1,250		1,250
Finders’ fees	114,932		–		–
Gain on debt settlement	(1,303)		–		–
Gain on option	(1,187,500)		–		–
Loss on sale of computer equipment	344		–		–
Loss on sale of investments	630,397		–		–
Write-down of advances to affiliate	637,768		–		–
Write-down of mineral property	1,468,807		–		–
Write-down of long-term investment	649,459		–		–
Changes in non-cash working capital items related to operations
(Increase) decrease in GST recoverable	(1,985)		(378)		10
Increase (decrease) in accounts payable and accrued
liabilities	446,862		(21,692)		6,475

Net cash used in operating activities	(1,683,691)		(29,977)		(1,093)

INVESTING
Purchase of office equipment	(3,038)		–		–
Expenditures on mineral properties	(1,121,172)		–		–
Proceeds from disposal of office equipment	600		–		–
Purchase of investments	(310,025)		–		–
Advances to affiliate	(808,346)		–		–
Proceeds on disposal of investments	365,111		–		–

Net cash flows provided by (used in) investing activities	(1,876,870)		–		–

FINANCING
Advance payable	90,000		25,000		–
Capital stock issued for cash	3,477,813		–		–

Net cash flows provided by financing activities	3,567,813		25,000		–

NET CASH INFLOWS (OUTFLOWS)	7,252		(4,977)		(1,093)

CASH, BEGINNING OF PERIOD	–		12,229		4,623

CASH, ENDING OF PERIOD	7,252		7,252		3,530

Cash paid for income taxes during the year		$	Nil	$	Nil
Cash paid for interest during the year		$	Nil	$	Nil

Non-cash transactions – Note 4

The accompanying notes are an integral part of these consolidated interim financial statements

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. On November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company and accordingly, the statements of operations and comprehensive loss, and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to February 28, 2010.

The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc., (“HIP Texas”) on February 12, 2010 in Texas, United States of America, to facilitate an Asset Purchase Agreement.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in Canada, and are expressed in Canadian dollars. The financial statements include accounts of the Company and its wholly-owned subsidiary, HIP Texas. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At February 28, 2010, the Company had not yet identified a suitable business, has accumulated losses of $4,455,065 since its inception, had a working capital deficiency of $106,026 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The consolidated financial statements contain no adjustments which reflect the outcome of this uncertainty.

The unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited consolidated interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended November 30, 2009, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended February 28, 2010 are not necessarily indicative of the results that may be expected for the year ended November 30, 2010.

2.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount.

	a)	During the three month period ended February 28, 2010, the Company incurred $500 (November 30, 2009 - $500) for management fees to a company with a common director.

	b)	During the three month period ended February 28, 2010, the Company incurred $750 (November 30, 2009 - $750) for bookkeeping fees to a company with a common director.

	c)	As at February 28, 2010, the Company owes $50,000 (November 30, 2009 - $50,000) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

2.	RELATED PARTY TRANSACTIONS (Continued)

	d)	As at February 28, 2010, the Company owes $15,000 (November 30, 2009 - $15,000) to a company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable on demand.

e)

As at February 28, 2010, the Company owes $25,000 (November 30, 2009 - $Nil) to a company owned by the President of the Company for advances, which are unsecured, non-interest bearing and no fixed term of repayments. The advances owed in 2009 were repaid by the Company in cash during the prior fiscal year and received further advances in this current fiscal period.

3.	CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at February 28, 2010 and November 30, 2009.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at February 28, 2010 and November 30, 2009.

4.	NON-CASH TRANSACTIONS

	Accumulated from June 22, 1983 (Date of Inception) to February 28, 2010

		Three Months Ended
		February 2010	February 2009
	$	$	$

Shares issued for settlement of debt	422,996	–	–
Shares issued for finder’s fee	179,932	–	–
Shares issued for acquisition of mineral property	409,866	–	–
Donated services (Note 5)	11,250	1,250	1,250

5.	CONTRIBUTED SURPLUS

During the three months ended February 28, 2010, a Company with a common director provides bookkeeping services and management services at no cost. The fair value of the bookkeeping services of $750 (2009 - $750) and the fair value of the management services of $500 (2008 - $500) have been recorded in the statement of operations and in contributed surplus.

6.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, and cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standard if currently adopted could have a material effect on the accompanying consolidated financial statements.

7.	SUBSEQUENT EVENTS

In March 2010, the Company incorporated a subsidiary, Hip Energy (Nevada) Corporation (“HIP Nevada”) to facilitate the following License Agreement:

In March 2010, the Company entered into an agreement with HIP Energy Resource Limited, a British Virgin Island corporation and Equi Energy LLC, a Texas limited liability company, whereby the Company will acquire all rights, title and interest in and to various oil and gas assets in Texas and Louisiana (“Asset Agreement”). The purchase price for the properties shall consist of 20,000,000 shares of the Company’s Common Stock at a price of $0.001 per share. The closing date of the Asset Agreement was March 30, 2010. The shares were issued subsequently.

Concurrent with the closing of the Asset Agreement noted above, the Company through its subsidiary, HIP Nevada, will also acquire the worldwide exclusive right to the proprietary “HIP Down Hole Oil and Gas Enhancement Technology” under a separate licensing agreement (the “License Agreement”) with Hip Technology Limited. The purchase price for the license consisted the issuance of 30,000,000 common shares of the Company’s common stock at a price of $0.001 per share. In addition to the share consideration, the Company is to pay Hip Technology Limited royalties equal to 25% of the gross revenue from oil and gas wells where cumulative gross production per well exceeds more than twenty barrels of oil equivalences per day for each monthly period. In the event that the cumulative production per well is equal to or less than twenty barrels of oil equivalences per day, then the royalty payment will be reduced to 20% of gross revenue received. Immediately after the Company completes an equity or debt financing of US$1,000,000 or more, the gross royalty will be reduced to a flat 25% of all net revenue derived by the Company from projects that the licensed technology is being applied.

Subsequent to February 28, 2010, the Company entered into a joint operating agreement with TexLa Operating Company (“TexLa”). TexLa agrees to develop well bores using “HIP Down Hole Oil and Gas Enhancement Technology”. In consideration for their services, TexLa will be granted a 10% working interest in any of the well bores that the “HIP Down Hole Oil and Gas Enhancement Technology” is applied to.

Subsequent to February 28, 2010, the Company received $235,000 to be applied to the two private placements, each private placement for $500,000 at $0.25 per share.